UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (Amendment No. 1)
HURRAY! HOLDING CO., LTD.
(Name of Subject Company)

SHANDA MUSIC GROUP LIMITED SHANDA INTERACTIVE ENTERTAINMENT LIMITED
(Names of Filing Persons – Offeror)
Ordinary Shares, Par Value $0.00005 Per Share, and American Depositary Shares, Each Representing 100 Ordinary Shares
(Title of Class of Securities)
44 777 3102
(Cusip Number of American Depositary Shares)

Grace Wu
Chief Financial Officer
Shanda Interactive Entertainment Limited
No. 1 Office Building
No. 690 Bibo Road
Pudong New Area
Shanghai 201203, People’s Republic of China
Telephone: +86 21 5050-4740

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
James C. Lin, Esq. Mark Lehmkuhler, Esq. Davis Polk & Wardwell LLP 18/F, The Hong Kong Club Building 3A Chater Road Hong Kong Telephone: +852 2533-3300

CALCULATION OF FILING FEE
Transaction Valuation* $46,201,812	Amount of Filing Fee**$2,578.06
*           Estimated for purposes of calculating the filing fee only.  This amount is based on the offer to purchase 1,155,045,300 ordinary shares of Hurray! Holding Co., Ltd. , par value $0.00005 per ordinary share (including ordinary shares represented by American Depositary Shares), at a purchase price of $0.04 in cash per share.
**           The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for Fiscal Year 2009, by multiplying the transaction valuation by 0.00005580.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,578.06	Filing Party:	Shanda Music Group Limited and Shanda Interactive Entertainment Limited

Form or Registration No.:	SC TO-T	Date Filed:	June 16, 2009

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Amendment No. 1 to Schedule TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on June 16, 2009 on behalf of Shanda Interactive Entertainment Limited, a Cayman Islands company (“Shanda”) and Shanda Music Group Limited, a British Virgin Islands company  (“Shanda Music”) and a wholly owned subsidiary of Shanda. This Amendment and the Schedule TO relate to the offer by Shanda Music to purchase 1,155,045,300 ordinary shares, par value $0.00005 per share (the “Shares”) of Hurray! Holding Co., Ltd., a Cayman Islands company (“Hurray!”), including Shares represented by American Depositary Shares (the “ADSs,” each representing 100 Shares), at $0.04 per Share (equivalent to $4.00 per ADS), in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 16, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal to Tender American Depositary Shares and the Letter of Transmittal to Tender Ordinary Shares, copies of which were filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, to the Schedule TO on June 16, 2009. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to include the following:

“The tender offer expired at 12:01 a.m., New York City time, on July 15, 2009.

Citibank, N.A., the ADS tender agent, has advised Shanda that, as of the expiration of the tender offer, approximately 11,568,183 ADSs (including 6,965 ADSs that were tendered pursuant to guaranteed delivery procedures) were validly tendered and not withdrawn. Conyers Dill & Pearman, the Share tender agent, has advised Shanda that, as of the expiration of the tender offer, approximately 266,232,760 Shares were validly tendered and not withdrawn. Based on these preliminary results, the aggregate number of Shares (including Shares represented by ADSs) validly tendered and not withdrawn was approximately 1,423,051,060 Shares (including Shares represented by ADSs).

Shanda Music offered to purchase 1,155,045,300 Shares (including Shares represented by ADSs) in the tender offer. Because the number of Shares (including Shares represented by ADSs) validly tendered and not withdrawn exceeded the number of Shares (including Shares represented by ADSs) that Shanda Music offered to purchase, the number of Shares (including Shares represented by ADSs) that Shanda Music will purchase from each tendering shareholder will be reduced on a pro rata basis. The resulting estimated proration factor is approximately 81.2% of the Shares (including Shares represented by ADSs) validly tendered and not withdrawn.

Both the number of Shares (including Shares represented by ADSs) validly tendered and not withdrawn and the estimated proration factor are preliminary and are subject to verification. The actual number of Shares (including Shares represented by ADSs) validly tendered and not withdrawn and the final proration factor will be announced promptly following the completion of the verification process, which is expected to be by July 22, 2009. Promptly after such announcement, Citibank, N.A., the ADS tender agent, will issue checks as payment for the ADSs accepted for payment in the tender offer (based on the final proration factor and adjustments to avoid purchases of fractional ADSs), and Shanda will wire the payments for the Shares accepted for payment in the tender offer (based on the final proration factor and adjustments to avoid purchases of fractional Shares). All ADSs and Shares tendered but not accepted for payment in the tender offer will be returned to the tendering shareholders.

After giving effect to the acquisition of Shares (including Shares represented by ADSs) in the tender offer, Shanda will hold, through Shanda Music, approximately 51% of Hurray!’s total outstanding Shares calculated on a fully-diluted basis.

On July 15, 2009, Shanda issued a press release announcing the expiration and preliminary results of the tender offer. The full text of the July 15, 2009 press release is filed as Exhibit (a)(5)(B) and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(B)	Press Release issued by Shanda on July 15, 2009.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  July 15, 2009

SHANDA MUSIC GROUP LIMITED

By:	/s/ Tianqiao Chen

	Name:	Tianqiao Chen
	Title:	Director

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

By:	/s/ Tianqiao Chen

	Name:	Tianqiao Chen
	Title:	Chairman and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated June 16, 2009 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Shanda with the SEC on June 16, 2009).
(a)(1)(B)
Form Letter of Transmittal to Tender American Depositary Shares (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by Shanda with the SEC on June 16, 2009).

(a)(1)(C)
Form Letter of Transmittal to Tender Ordinary Shares (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by Shanda with the SEC on June 16, 2009).

(a)(1)(D)	Form Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed by Shanda with the SEC on June 16, 2009).
(a)(1)(E)	Form Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed by Shanda with the SEC on June 16, 2009).
(a)(1)(F)
Form Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO filed by Shanda with the SEC on June 16, 2009).

(a)(1)(G)	Summary Advertisement dated June 16, 2009 (incorporated by reference to Exhibit (a)(1)(G) of the Schedule TO filed by Shanda with the SEC on June 16, 2009).
(a)(5)(A)	Press release dated June 8, 2009 announcing the execution of the Tender Offer Agreement (incorporated by reference to Schedule TO-C filed by Shanda on June 8, 2009).
(a)(5)(B)	Press release issued by Shanda on July 15, 2009.*
(d)(1)
Tender Offer Agreement dated as of June 8, 2009 by and among Shanda Music Group Limited, Shanda Interactive Entertainment Limited and Hurray! Holding Co., Ltd. (incorporated by reference to Exhibit (d)(1) of the Schedule TO filed by Shanda with the SEC on June 16, 2009).

(d)(2)
Confidentiality Agreement dated April 24, 2009 by and between Shanda Interactive Entertainment Limited and Hurray! Holding Co., Ltd. (incorporated by reference to Exhibit (d)(2) of the Schedule TO filed by Shanda with the SEC on June 16, 2009).

   _______________
   *    Filed herewith